UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   VAN DE HEY          DAVID L.
   955 E. ARQUES AVE.
   SUNNYVALE, CA  94086

2. Issuer Name and Ticker or Trading Symbol
   ACTEL CORPORATION (ACTL)
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   May 1997
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   V.P. AND GENERAL COUNSEL

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  05/07/97    S        1,000         D  $17.6250                    D
Common Stock                                  05/08/97    S        1,000         D  $17.8125     518            D

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $8.0000                                                                    07/15/94(1)  07/15/03
to buy)
Incentive Stock Option (right  $7.6300                                                                    08/01/98(2)  07/26/04
to buy)
Non-Qualified Stock Option     $10.6250                                                                   (3)          10/06/05
(right to buy)
Incentive Stock Option (right  $10.6250                                                                   07/05/96(4)  01/05/06
to buy)
Non-Qualified Stock Option     $10.6250                                                                   08/01/99(5)  01/05/06
(right to buy)
Non-Qualified Stock Option     $14.8750                                                                   08/01/00(6)  07/17/06
(right to buy)
Incentive Stock Option (right  $14.8750                                                                   08/01/00(6)  07/17/06
to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right            Common Stock                   4,000                     4,000         D
to buy)
Incentive Stock Option (right            Common Stock                   2,000                     2,000         D
to buy)
Non-Qualified Stock Option               Common Stock                   12,666                    12,666        D
(right to buy)
Incentive Stock Option (right            Common Stock                   32,411                    32,411        D
to buy)
Non-Qualified Stock Option               Common Stock                   89                        89            D
(right to buy)
Non-Qualified Stock Option               Common Stock                   12,237                    12,237        D
(right to buy)
Incentive Stock Option (right            Common Stock                   7,263                     7,263         D
to buy)

Explanation of Responses:

(1)
Becomes exercisable as to 25% on one-year hire anniversary date and 6.25% per quarter thereafter.
(2)
Option becomes 100% exercisable on 8/1/98.
(3)
Vests and is exercisable 100% six months following a "change of control" of the company.
(4)
Option begins vesting on 1/1/96 and is exercisable quarterly (after 7/5/96) as to 7,500 shares in 1996, 8,000 shares in 1997, and
7,500 shares in 1998. The remaining 9,411 shares vest 100% on 8/1/99.
(5)
Option becomes 100% exercisable on 8/1/99.
(6)
Option becomes 100% exercisable on 8/1/2000.

SIGNATURE OF REPORTING PERSON
/S/ DAVID L. VAN DE HEY
DATE:  JUNE 10, 1997